Exhibit 99.1
VASOGEN INC.
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
MARCH 25, 2008
Final Report On Attendance
The undersigned is pleased to report that there are 171 Shareholders holding 15,990,210 Common Shares represented in person or by proxy at this meeting.
This represents 71.412% of the 22,391,386 issued and outstanding Common Shares.
Dated this 25th day of March, 2008.
CIBC MELLON TRUST COMPANY
“Signed”
Linda Arhin